UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Amass Brands Inc

Legal status of issuer

> *Form*
> C-Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> September 22, 2016

Physical address of issuer
927 South Santa Fe Avenue, Los Angeles, CA 90021

Website of issuer
https://www.amass.com

Current number of employees
34

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,640,758	$2,793,112
Cash & Cash Equivalents	$842,624	$835,762
Accounts Receivable	$811,183	$481,908
Short-term Debt	$1,268,970	$4,975,875
Long-term Debt	$1,805,362	$4,578,396
Revenues/Sales	$3,493,085	$3,422,725
Cost of Goods Sold	$2,589,340	$2,125,571
Taxes Paid	$1,600	$0
Net Income	$(3,377,998)	$(3,347,973)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 2, 2022

Amass Brands Inc

A M A S S

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Amass Brands Inc ("the Company") was incorporated on September 22, 2016, under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

The Company is located at 927 S Santa Fe Ave, Los Angeles, CA 90021.

The Company's website is https://www.amass.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company projects meaningful growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

We rely on other third parties, including transport carriers, to provide services essential to the success of our business. We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance.

In particular, we rely on third party distributors for the distribution of our alcohol to our customers. State and federal laws regulate the ability of distributors to distribute alcohol, and distributors may be required to obtain licenses in order to deliver alcohol to our customers. Changes in our access to those distributors, including changes in prices or changes in our relationships with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, could materially adversely affect our business.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected. The alcohol industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship alcohol. We have a basic permit under the Federal Alcohol Administration Act and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption.

The investment agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the investment agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

BUSINESS

Description of the Business

AMASS is a botanical spirits & body care lifestyle brand, making clean botanics for modern life. With a go-to-market approach that unlocks direct connection to our customers, we are uniquely positioned to reach further than traditional spirits brands.

AMASS offers a growing line of botanically-focused spirits & beverages, and a self care line.

BEVERAGE PORTFOLIO: Botanic Gin & Vodka, Botanic Non-alcoholic Spirit, Hard Seltzers, Cannabis Beverage

SELF CARE PORTFOLIO: Hand Sanitizer, Hand Soap, Lotion, Candles

Business Plan

In a world where brands compete for screen space over shelf space, AMASS quickly responds to trends and customer needs by leveraging data to drive decision-making. AMASS products are proudly stocked in over 1,500 retailers and restaurants. Accounts include: Soho House Global, 5 Michelin starred restaurants (Crown Shy, L'Atelier de Joel, Gramercy Tavern, The Modern, The Nomad Hotel) and 4 of the world's Top 10 bars (Atta Boy, Dante, The Nomad Hotel, Atlas Bar).

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mark Lynn	Chief Executive Officer, Founder, and Member of Board of Directors	Full Time Chief Executive Officer (October 2018 – Present). Responsible for overall company operations.
Morgan McLachlan	Chief Product Officer and Co-Founder	Full Time Chief Product Officer (October 2019 – Present). Responsible for products and innovation. Full Time Head Distiller and Co-Founder of The Spirit Guild, a DTLA-based distillery that specializes in making a variety of spirits from California's diverse flora and abundant agriculture from September 2011 – October 2019.
Gene Song	Chief Revenue Officer	Full Time Chief Revenue Officer (March 2020 – Present). Responsible for sales and marketing. Full time Vice President, Crafted Spirits with Rémy Cointreau from August 2011 – March 2020.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,958,843	Yes	N/A	28.94%	N/A
Common Stock Warrants	721,157	N/A	Exercisable for common stock	0%	N/A
Options	2,587,192	N/A	Exercisable for common stock	0%	N/A
Series A Preferred Stock	829,712	Yes	N/A	4.03%	N/A
Series Seed Preferred Stock	2,631,994	Yes	N/A	12.78%	N/A
Series Seed-1 Preferred Stock	2,412,297	Yes	N/A	11.72%	N/A
Series Seed-2 Preferred Stock	4,323,248	Yes	N/A	21.00%	N/A
Series Seed-3 Preferred Stock	1,579,994	Yes	N/A	7.67%	N/A
Series Seed-4 Preferred Stock	2,346,635	Yes	N/A	11.40%	N/A
Series Seed-5 Preferred Stock	504,316	Yes	N/A	2.45%	N/A

The Company has the following debt outstanding:

Merchant advance
In November 2020, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company received advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. In March 2021, the Company terminated the financing agreement and entered into a comparable financing agreement with a new lender.

Activity under the merchant advances for the years ended December 31, 2021 and 2020 were as follows:

Merchant advance, as of January 1, 2020	$	-
Advances		51,000
Repayments		(12,119)
Lender fees and interest incurred		5,100
Lender fees and interest paid		-
Merchant advance, as of December 31, 2020		43,981
Advances		330,000
Repayments		(267,992)
Lender fees and interest incurred		7,408
Lender fees and interest paid		(7,808)
Merchant advance, as of December 31, 2021		105,589

Loans payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $238,512 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan was evidenced by a promissory note ("PPP Note"). Subject to the terms of the PPP Note, the note bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and was unsecured and guaranteed by the Small Business Administration. The Company may apply to the lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provided for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments. As of December 31, 2020, the outstanding balance was $238,512. In June 2021, the Company's PPP Note was fully forgiven by its lender.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020, the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2021 and 2020, the outstanding balance was $158,599 and $152,974, respectively, including interest expense of $5,625 and $2,974, respectively. The Company also received an advance of $9,990 in June 2020, which was forgiven in the year ended December 31, 2020 and is included in other income in the statements of operations.

Promissory notes

In 2021, the Company issued promissory notes with the total principal balance of $1,650,000. The promissory notes accrue interest at 9% per annum and matures between August and October 2026. Interest accrued on the notes are paid quarterly in arrears. The notes incurred $44,605 of interest expense in the year ended December 31, 2021. The promissory notes contain embedded warrants to purchase 43,423 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The Company recognizes the fair value warrants as a discount on the fair value of the promissory note that is amortized over the life of the note (see Note 10 for further discussion on warrants). In the year ended December 31, 2021, discounts on promissory notes totaled $3,474 and amortization expense on the notes was $237.

The aggregate maturities of the Company's debt subsequent to December 31, 2021 were as follows:

2022	$	1,780
2023		3,143
2024		3,263
2025		3,388
2026		1,653,517
Thereafter		134,909
Total	$	1,800,000

Convertible notes

In January through April 2021, the Company issued notes with principal totaling $2,889,400 that were convertible into Preferred Series Seed-4 Stock.

The Company's convertible notes bear interest at 3% per annum. The convertible notes were subject to automatic conversion upon the next equity financing equal to the quotient divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. As part of the Series Seed Preferred Stock issuance, the principal balances and accrued interest of the convertible notes converted to preferred stock in April 2021 in the following manner:

Preferred Class	Principal Balance	Accrued Interest	Total Balance Converted	# of Shares	Conversion Price / Share
Series Seed-1 Preferred	$ 500,000	$ 62,548	$ 562,548	2,412,297	$ 0.23
Series Seed-2 Preferred	1,500,000	113,437	1,613,437	4,323,248	$ 0.37
Series Seed-3 Preferred	1,750,000	92,912	1,842,912	1,579,994	$ 1.17
Series Seed-4 Preferred	7,000,000	132,427	7,132,427	2,346,635	$ 3.04
Series Seed-5 Preferred	250,000	12,144	262,144	504,316	$ 0.52

Interest expense on the convertible notes was $90,435 and $196,310 for the years ended December 31, 2021 and 2020, respectively. Accrued interest payable totaled $0 and $321,302 as of December 31, 2021 and 2020, respectively.

The Company sold its De Soi SAFE Notes for $130,000 in January 2022. In April 2022, the Company acquired De Soi SAFE Notes for $40,000.

In March 2022, the Company issued a promissory note with the total principal balance of $100,000. The promissory note accrues interest at 9% per annum and matures in March 2027. Interest accrued on the notes are paid quarterly in arrears. The promissory note contains an embedded warrant to purchase 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

Ownership

As of April 2022, there are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Amass Brands Inc ("the Company") was incorporated on September 22, 2016 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. Amass is a lifestyle brand taking market share from traditional spirit brands through its go-to-market approach for botanic beverages, with a portfolio of premium, high-growth botanic beverages and self-care products.

Liquidity and Capital Resources

We have approximately $800,615 in cash on hand as of April 29, 2022.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, each reader should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets and will likely need to raise additional funds through subsequent securities offerings.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Proceeds from Securities Issued	Use of Proceeds of the Previous Offering

Series A Preferred Stock	April-22 through ongoing	Regulation D	Preferred Stock	$999,993	Continuing working capital
Series Seed Preferred Stock	Apr-21 through Mar-22	Regulation D	Preferred Stock	$5,101,617	Continuing working capital
Convertible Notes (converted to Series Seed-1 Preferred Stock)*	Feb-17	Regulation D	Convertible Notes	$500,000	Continuing working capital
Convertible Notes (converted to Series Seed-2 Preferred Stock)*	Jul-18 through Feb-19	Regulation D	Convertible Notes	$1,500,000	Continuing working capital
Convertible Notes (Converted to Series Seed-3 Preferred Stock)*	May-19 through Oct-19	Regulation D	Convertible Notes	$1,750,000	Continuing working capital
Convertible Notes (Converted to Series Seed-4 Preferred Stock)*	Jan-20 through Mar-21	Regulation D	Convertible Notes	$7,000,000	Continuing working capital
Convertible Note (Converted to Series Seed-5 Preferred Stock)*	Sept-19	Regulation D	Convertible Note	$250,000	Continuing working capital
Common Stock Warrants	Feb-21 through Aug-21	Regulation D	Common Stock Warrants	$ -	N/A - no proceeds

*In April 2021, the Company authorized the sale and issuance of shares of its Series Seed Preferred Stock. In connection with the first sale and issuance thereof in April 2021, the principal balances and accrued interest of the convertible notes converted to shares of preferred stock in the following manner:

Preferred Class	Principal Balance	Accrued Interest	Total Balance Converted	# of Shares	Conversion Price / Share
Series Seed-1 Preferred	$ 500,000	$ 62,548	$ 562,548	2,412,297	$0.2332
Series Seed-2 Preferred	1,500,000	113,437	1,613,437	4,323,248	$0.3732
Series Seed-3 Preferred	1,750,000	92,912	1,842,912	1,579,994	$1.1664
Series Seed-4 Preferred	7,000,000	132,427	7,132,427	2,346,635	$3.0393
Series Seed-5 Preferred	250,000	12,144	262,144	504,316	$0.5198

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's co-founder has received various advances from the Company. As of December 31, 2021 and 2020, amounts due from the co-founder was $254,626 and $175,642, respectively, which is shown as assets on the balance sheets. These advances are non-interest bearing and payable on demand.

In the year ended December 31, 2020, the Company advanced $35,000 to De Soi, which was non-interest bearing, unsecured, and due on demand. In the year ended December 31, 2021, the De Soi issued a SAFE Note to Amass with a principal balance of $130,000 for consideration paid on behalf of De Soi. The SAFE Note automatically converts to Standard Preferred Stock at the Valuation Cap of $13,000,000 at De Soi's next equity financing.

In June 2021, the Company entered into a loan agreement with Labs for a maximum principal amount of $50,000. The loan does not incur interest on the loan until July 2022, at which time interest is charged at a rate of 3% per annum, and matures on July 2023. As of December 31, 2021, the principal balance outstanding was $35,000.

At December 31, 2021, $45,315 was due from De Soi for expenses paid by the Company on behalf of De Soi and $30,508 was due from Labs for expenses paid by the Company on behalf of Labs. A portion of the amount due from De Soi is related to services rendered by the Company and shared office space, both of which began in December 2021.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. All principal and interest outstanding under the promissory note was forgiven in the year ended December 31, 2021.

In August 2021, the Company received a promissory note from a founder with the principal balance of $100,000. The loan has an interest rate of 9% and matures in August 2026. As of December 31, 2021, the outstanding balance of the promissory note was $100,000 and the note incurred interest of $3,674, all of which was paid in the year. Included in the note is a warrant that vests immediately into 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The discount and associated amortization on the note was not material to the financial statements as of December 31, 2021.

Conflicts of Interest

The Company has not engaged in any material transactions or relationships which may give rise to a conflict of interest with the Company, its operations, and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None.


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Lynn

_____

(Signature)

Mark Lynn

_____

(Name)

Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Lynn

_____

(Signature)

Mark Lynn

(Name)

Chief Executive Officer

(Title)

May 2, 2022

(Date)

/s/Morgan McLachlan

(Signature)

Morgan McLachlan

(Name)

Chief Product Officer

(Title)

May 2, 2022

(Date)

/s/Gene Song

(Signature)

Gene Song

(Name)

Chief Revenue Officer

(Title)

May 2, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

AMASS

COMPANY CERTIFIED FINANCIALS

I, Mark Lynn, certify that the financial statements of Amass Brands, Inc. as of 12/31/2021 included in this Form are true and complete in all material respects.

_____
Mark Lynn
CEO

Amass Brands, Inc.
05/02/2021

Amass Brands, Inc.

Financial Statements

December 31, 2021 and 2020

Amass Brands, Inc.

Index

Amass Brands, Inc.

Balance Sheets

	December 31,	
	2021	**2020**
Assets		
Current assets:		
Cash and cash equivalents	$ 842,624	$ 835,762
Accounts receivable, net	811,183	481,908
Due from related parties	330,450	210,642
Note receivable, related party	-	20,000
Inventory	1,364,085	911,676
Prepaid expenses and other current assets	245,554	182,804
Total current assets	3,593,896	2,642,792
Property and equipment, net	398,731	62,568
Intangible assets, net	20,083	51,833
Investments at fair value	4,609,548	-
Deposits	18,500	35,919
Total assets	$ 8,640,758	$ 2,793,112
Liability and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,066,205	$ 686,902
Merchant advances	105,589	43,981
Convertible note payable, current	-	4,000,000
Interest payable, current	-	244,992
Deferred revenue	97,176	-
Total current liabilities	1,268,970	4,975,875
Loans payable	150,000	391,486
Related party promissory note, net	99,807	-
Promissory notes, net	1,546,956	-
Convertible note payable	-	4,110,600
Interest payable	8,599	76,310
Total liabilities	3,074,332	9,554,271
Commitments and contingencies (Note 12)		
Stockholders' equity (deficit):		
Series Seed Preferred Stock, $0.00001 par, 13,798,484 shares authorized, 12,288,946 and 0 shares issued and outstanding and liquidation value of $15,678,150 as of December 31, 2021 and 2020, respectively	123	-
Common stock, $0.00001 par, 25,000,000 shares authorized, 5,858,843 and 5,704,343 shares issued and outstanding as of December 31, 2021 and 2020, respectively	59	57
Additional paid-in capital	15,735,563	30,105
Accumulated deficit	(10,169,319)	(6,791,321)
Total stockholders' equity (deficit)	5,566,426	(6,761,159)
Total liabilities and stockholders' equity (deficit)	$ 8,640,758	$ 2,793,112

See accompanying notes, which are an integral part of these financial statements.

Amass Brands, Inc.

Statements of Operations

	Year Ended December 31,	
	2021	**2020**
Net revenues	$ 3,493,085	$ 3,422,725
Cost of net revenues	2,589,340	2,125,571
Gross profit	903,745	1,297,154
Operating expenses:		
Sales and marketing	4,422,560	2,626,170
General and administrative	4,107,313	1,575,373
Research and development	331,861	247,344
Total operating expenses	8,861,734	4,448,887
Loss from operations	(7,957,989)	(3,151,733)
Other income (expense), net:		
Interest expense	(149,782)	(206,140)
Other income	285,225	9,900
Unrealized gain on investments at fair value	4,444,548	-
Total other income (expense), net	4,579,991	(196,240)
Provision for income taxes	-	-
Net loss	$ (3,377,998)	$ (3,347,973)
Weighted average common shares outstanding - basic and diluted	5,710,831	5,679,466
Net loss per common share - basic and diluted	$ (0.59)	$ (0.59)

See accompanying notes, which are an integral part of these financial statements.

4

Amass Brands, Inc.

Statement of Changes in Stockholders' Equity (Deficit)

	Series Seed Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Total Stockholders' equity (deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2019	-	$ -	5,634,343	$ 56	$ 5,099	$ (3,443,348)	$ (3,438,193)
Exercise of stock options	-	-	70,000	1	12,599	-	12,600
Stock-based compensation	-	-	-	-	12,407	-	12,407
Net loss	-	-	-	-	-	(3,347,973)	(3,347,973)
Balances at December 31, 2020	-	$ -	5,704,343	$ 57	$ 30,105	$ (6,791,321)	$ (6,761,159)
Conversion of convertible notes	11,166,490	112	-	-	11,416,831	-	11,416,943
Issuance of preferred stock	1,122,456	11	-	-	4,264,650	-	4,264,661
Exercise of stock options	-	-	11,500	1	1,709	-	1,710
Exercise of stock warrants	-	-	143,000	1	12,869	-	12,870
Stock-based compensation	-	-	-	-	193,091	-	193,091
Offering costs	-	-	-	-	(183,692)	-	(183,692)
Net loss	-	-	-	-	-	(3,377,998)	(3,377,998)
Balances at December 31, 2021	12,288,946	$ 123	5,858,843	$ 59	$ 15,735,563	$ (10,169,319)	$ 5,566,426

See accompanying notes, which are an integral part of these financial statements.

Amass Brands, Inc.

Statements of Cash Flows

	Year Ended December 31,	
	2021	2020
Cash flows used in operating activities:		
Net loss	$ (3,377,998)	$ (3,347,973)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	181,768	38,702
Stock-based compensation	193,091	12,407
Bad debt expense	1,750	40,287
Forgiveness of note receivable, related party	20,000	
Forgiveness of PPP loan	(238,512)	-
Unrealized gain of investments at fair value	(4,444,548)	-
Interest expense converted to Series Seed Preferred Stock	88,692	-
Changes in operating assets and liabilities:		
Accounts receivable	(331,025)	(419,213)
Inventory	(452,409)	(545,658)
Prepaid expenses and other current assets	(62,750)	(148,956)
Accounts payable and accrued expenses	379,303	525,064
Interest payable	(312,703)	199,286
Deferred revenue	97,176	-
Net cash used in operating activities	(8,258,165)	(3,646,054)
Cash flows used in investing activities:		
Note receivable, related party	20,000	(20,000)
Advances to from related parties, net	(119,808)	(79,579)
Purchase of property and equipment, net disposals	(486,181)	(69,520)
Purchase of intangible assets	-	(25,250)
Investments at fair value	(165,000)	-
Deposits	17,419	(33,256)
Net cash used in investing activities	(733,570)	(227,605)
Cash flows from financing activities:		
Proceeds from convertible notes	3,197,650	4,110,600
Proceeds from merchant advances	337,008	445,086
Repayments on merchant advances	(275,400)	-
Proceeds from promissory notes	1,691,369	-
Repayments on promissory notes and loans payable	(47,580)	(12,593)
Proceeds from issuance of preferred stock, net	4,080,969	-
Proceeds from exercise of stock options	1,710	12,600
Proceeds from exercise of warrants	12,870	-
Net cash provided by financing activities	8,998,596	4,555,693
Net increase in cash and cash equivalents	6,861	682,034
Cash and cash equivalents at beginning of year	835,762	153,728
Cash and cash equivalents at end of year	$ 842,624	$ 835,762
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 1,600	$ -
Cash paid for interest	$ 48,340	$ 5,500

See accompanying notes, which are an integral part of these financial statements.

Note 1 – Organization and nature of business

Amass Brands, Inc. (the "Company") is a corporation formed on September 22, 2016 under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms globally.

Note 2 – Liquidity

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,377,998 and $3,347,973 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock, promissory notes, and other loans. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

In early 2020, the coronavirus that causes COVID-19 was reported to have surfaced in China. The spread of this virus globally in early 2020 caused temporary business disruption domestically in the United States and internationally, the areas in which the Company operates. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. The federal, state and local governments and private entities have mandated various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus. The Company continues to monitor developments, including governmental requirements and recommendations at the national, state and local level to evaluate possible extensions to all or part of such closures. Therefore, while the Company expects this matter to impact its financial condition, results of operations, and/or cash flows, the extent of the financial impact and duration cannot be reasonably estimated at this time.

Note 3 – Summary of significant accounting policies

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock and related stock options and warrants. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2021 and 2020, all the Company's cash and cash equivalents were held at accredited financial institutions.

Fair value option
ASC 825, *Financial Instruments* ("ASC 825"), allows for entities to elect the "fair value option," which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

An entity may elect the fair value option for an eligible item only on its election date. The election date is the date that one of the following occurs.

- An eligible item is first recognized.

- An entity enters into an eligible firm commitment.

- Financial assets reported at fair value with unrealized gains and losses included in earnings pursuant to specialized accounting principles cease to qualify for that specialized accounting.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

The Company has elected the fair value option on its equity investment in De Soi, Inc. ("De Soi"). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

Accordingly, the Company has recorded the fair value of these investments as of December 31, 2021 in the balance sheets in investments at fair value, at $4,609,548. Management determined that De Soi did not have material value as of December 31, 2020, as De Soi was just formed and did not have material activity. Furthermore, the unrealized loss on changes in the fair value of these investments for the year ended December 31, 2021 has been presented as unrealized gain on investments at fair value in the accompanying consolidated statement of operations in the amount of $4,444,548. The unrealized gain on investments in fair value is comprised of an increase in fair value of investments held by the Company as of December 31, 2021.

For equity investments, wherein the Company determines not to elect the fair value option, the Company evaluates the method of accounting for the equity based on the amount of control it exercises over the operations of the investee, exposure to losses in excess of its investment, the ability to significantly influence the investee and whether the Company is the primary beneficiary of the investee. Under the voting interest model, the Company applies the equity method when the Company owns or controls from 20% to 50% of the voting shares, or below 20% of the voting shares when significant influence can be exercised over the operating and financial policies of the investee company. Under the VIE Model, the investments are accounted for under the equity method if the Company has determined it does not have a controlling financial interest and therefore is not the VIE's primary beneficiary. As of December 31, 2021 and 2020, the Company had no investments required to be consolidated under the VIE model and no investments held by the Company were classified as equity-method investments.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The investments at fair value are measured using Level 3 inputs. Measurement of fair value using Level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ from the values that would have been used had observable quotations in an active market existed, the differences could be material.

Except for investments at fair value, the carrying amounts of the Company's assets and liabilities, which are defined as financial instruments pursuant to U.S. GAAP, approximate fair value due to their short-term nature.

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2021 and 2020:

Balance, December 31, 2019	$	-
Purchase of common stock in De Soi		-
Purchase of common stock in Afterdream		-
Change in fair value		-
Balance, December 31, 2020		-
Loan to De Soi		35,000
Purchase of De Soi SAFE Note		130,000
Repayment of loan to De Soi		(35,000)
Loan to Afterdream		35,000
Change in fair value		4,444,548
Balance, December 31, 2021	$	4,609,548

Valuation techniques and inputs

Investments in private operating companies primarily consist of private common stock ("equity") investments and debt of privately-owned portfolio companies. ASC 820 allows for either the cost, market, or income approach to be used as a basis for measuring fair value. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date.

The market approach includes valuation techniques that use observable market data (e.g., current trading and/or acquisition multiples) of comparable companies and applying the data to key financial metrics of the investment. The comparability (as measured by size, growth profile, and geographic concentration, among other factors) of the identified set of comparable companies to the investment is considered in applying the market approach. The Company generally uses the market approach to value investments in private operating companies if comparable companies with observable market data exist.

The income approach measures the present value of anticipated future economic benefits (i.e., net cash flow). The net cash flow is forecasted over the expected remaining economic life and discounted to present value using an appropriate risk-adjusted discount rate.

In certain instances, the Company may use multiple valuation techniques for a particular investment and estimate its fair value based on a weighted average or a selected outcome within a range of multiple valuation results. These investments in private operating companies are categorized in Level III of the fair value hierarchy.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The valuation techniques used by the Company to determine fair value are consistent with the market or income approaches.

When applying valuation techniques used in the determination of fair value, the Company assumes a reasonable period of time for estimating cash flows and takes into consideration the financial condition and operating results of the portfolio company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures, and other factors. When determining the fair value of investments, the Company exercises significant judgment and uses the information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the consolidated financial statements as of the measurement date may differ materially from values that would have been used had a principal or most advantageous market existed for such investments and/or the values that may ultimately be realized. Investments in private operating companies are generally included in Level III of the fair value hierarchy.

Management may change the valuation approach if it determines that a different approach provides a better estimate of the exit price for the investment. Reasons for change in valuation approach include, but are not limited to, the increase in or reduction of market data for comparable companies, changes in the investment's operational strategy, or changes in performance of the investment relative to previously comparable companies. No changes in the valuation techniques of investments at fair value occurred as of December 31, 2021.

Cash and cash equivalents
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net
Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company had an allowance for doubtful accounts of $75,210 and $40,287, respectively.

Inventory
Inventories consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Amass Brands, Inc.

Notes to the Financial Statements
December 31, 2021 and 2020

Inventory consisted of the following as of December 31, 2021 and 2020:

	December 31,	
	2021	**2020**
Raw materials	$ 440,142	$ 564,753
Work in progress	-	23,325
Finished Goods	923,942	323,598
Total inventory	$ 1,364,085	$ 911,676

As of December 31, 2021 and 2020, the Company had $228,503 and $166,115, respectively, in deposits for inventory purchases and production runs, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Property and equipment, net
Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2021 and 2020, all the Company's property and equipment were depreciated over five years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2021 or 2020.

Intangible assets, net
Intangible assets consist of capitalized website development costs. The Company accounts for these costs in accordance with Financial Accounting Standards Board ("FASB") ASC 350-50 "Website Development Costs". As required by ASC 350-50, the Company capitalizes the costs incurred during the development stage, which include infrastructure, application, graphics, and content costs.

Costs incurred during the planning stage along with operating stages of website development costs are expensed as incurred. Capitalized development costs are amortized over a period of three years. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2021 or 2020.

Amass Brands, Inc.

Notes to the Financial Statements
December 31, 2021 and 2020

Impairment of long-lived assets
The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2021 or 2020.

Income taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Convertible instruments
GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

The Company had no beneficial conversion features as of December 31, 2021 and 2020.

Stock-based compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, *Compensation—Stock Compensation*, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue recognition

The Company's net revenues consist primarily through the sale of alcohol and non-alcoholic spirits, seltzers, and personal care products both in the United States and internationally in both wholesale and direct to consumer channels. Sales of products are for cash or otherwise agreed-upon credit terms. The Company's payment terms vary by location and customer; however, the time period between when revenue is recognized and when payment is due is not typically significant. In the event an affiliate or large personal care order is placed, the Company may require a deposit when the purchase order is placed. As of December 31, 2021, the Company had $97,176 in unfulfilled deposits, which are recorded as deferred revenue on the balance sheets until the order is fulfilled.

Spirits and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal care products are sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company's revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company's sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets and coupons and mail-in rebates offered to the end consumer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2021 and 2020.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations.

Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. Excise taxes were not material to the financial statements in the years ended December 31, 2021 and 2020.

Cost of net revenues
Cost of net revenues consist of the costs of inventory sold, which includes inbound freight, and production and fulfillment-related payroll. Outbound freight, third-party logistics costs, customs and duties, packaging materials, and other fulfillment costs are also included in cost of net revenues.

Sales and marketing expenses
Sales and marketing expenses includes all expenditures incurred to market or sell products. These costs include expenditures by the sales team while in the field, marketing and advertising costs, payment processing fees, warehouse rent, distributor costs, and payroll costs for the sales, marketing, and digital departments.

Advertising costs
Advertising costs are expensed in the period incurred and are included as sales and marketing expenses in the consolidated statements of operations. Advertising costs amounted to $734,861 and $213,301 for the years ended December 31, 2021 and 2020, respectively.

General and administrative expenses
General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. These costs are expensed as incurred.

Research and development expenses
Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Net loss per share
Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share on the statements of operations. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for both periods.

Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company determined that the CEO acts as the Company's CODM. The Company determined that as of December 31, 2021, operational results and metrics are not sufficient to separate the financial information for DTC and wholesale for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one reportable segment for the period presented.

Recently adopted accounting pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021 and early adoption is permitted. As of December 31, 2021, the Company did not elect to early adopt ASU 2016-02 and is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract* ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As such, the Company adopted ASU 2018-15 in the year ended December 31, 2021. The adoption of ASU 2018-15 had no material impact on the financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. The Company evaluates the significance of new accounting pronouncements as they are issued.

Note 4 – Long-lived assets

Property and equipment
Property and equipment, net consists of the following:

	December 31,	
	2021	**2020**
Plant and equipment	$ 58,834	$ 53,796
Office and storage equipment	39,992	14,624
Furnitures and fixtures	182,835	1,100
Leasehold improvements	187,241	-
Property and equipment, gross	468,902	69,520
Less: Accumulated depreciation	(70,171)	(6,952)
Property and equipment, net	$ 398,731	$ 62,568

Depreciation expense of $63,918 and $6,952 were included in general and administrative expenses in the statements of operations for the years ended December 31, 2021 and 2020, respectively.

Intangible Assets
Intangible assets, net consist of the following:

	December 31,	
	2021	**2020**
Website development	$ 95,250	$ 95,250
Less: Accumulated amortization	(75,167)	(43,417)
Intangible assets, net	$ 20,083	$ 51,833

During the year ended December 31, 2020, the Company capitalized website development costs of $70,000. No such costs were incurred in the year ended December 31, 2021. Amortization expense of $31,987 and $31,750 for years ended December 31, 2021 and 2020, respectively, were included in general and administrative expenses in the statements of operations.

Note 5 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2021 and 2020, respectively:

	December 31,	
	2021	**2020**
Accounts payable	$ 567,687	$ 446,751
Credit cards payable	214,741	191,914
Payroll and related benefits	56,139	-
Deferred rent	48,500	-
Other	179,138	48,237
Total	$ 1,066,205	$ 686,902

Note 6 – Investments at fair value

De Soi, Inc.

In August 2020, the Company entered into a joint venture to create, De Soi, a celebrity-founded, non-alcoholic wine product company. De Soi first made its product available for sale in January 2022 through the release of three flavors available in both bottles and cans. The Company was granted 2,500,000 of 5,000,000 shares of common stock in De Soi and has retained its 50% ownership position as of December 31, 2021. In December 2021, the Company obtained a SAFE Note with a value of $130,000. Management determined that De Soi is a joint venture under ASC 323 and elected to recognize the investment under the fair value option. At the valuation date of December 31, 2021, management used the market approach to determine the fair value of the Company's investment in De Soi was $4,574,548. The market approach was based on valuations related to financing transactions with third-party investors, adjusted for certain time and market factors such as a discount for lack of marketability and discount for accretion of value from the fiscal year-end date to the date of the transaction.

Amass Labs, Inc.

In December 2020, the Company entered into a joint venture to create Amass Labs, Inc. ("Labs"), a THC-infused, non-alcoholic spirit company. Labs made its product, Afterdream, available for sale in 2021 and its operating activities were not material as of December 31, 2021 or 2020. The Company was granted 1,000,000 of 2,000,000 shares of common stock in Labs and has retained its 50% ownership position as of December 31, 2021. In June 2021, the Company entered into a loan agreement with Labs that had an outstanding balance of $35,000 as of December 31, 2021. Management determined that Labs is a joint venture under ASC 323 and elected to recognize the investment under the fair value option. At the valuation date of December 31, 2021, management determined that the fair value of Labs approximated cost and was not material to the financial statements.

Note 7 – Debt

Merchant advance
In November 2020, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company received advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. In March 2021, the Company terminated the financing agreement and entered into a comparable financing agreement with a new lender.

Activity under the merchant advances for the years ended December 31, 2021 and 2020 were as follows:

Merchant advance, as of January 1, 2020	$ -
Advances	51,000
Repayments	(12,119)
Lender fees and interest incurred	5,100
Lender fees and interest paid	-
Merchant advance, as of December 31, 2020	43,981
Advances	330,000
Repayments	(267,992)
Lender fees and interest incurred	7,408
Lender fees and interest paid	(7,808)
Merchant advance, as of December 31, 2021	105,589

Loans payable
In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $238,512 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan was evidenced by a promissory note ("PPP Note"). Subject to the terms of the PPP Note, the note bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and was unsecured and guaranteed by the Small Business Administration. The Company may apply to the lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provided for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments. As of December 31, 2020, the outstanding balance was $238,512. In June 2021, the Company's PPP Note was fully forgiven by its lender.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020, the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2021 and 2020, the outstanding balance was $158,599 and $152,974, respectively, including interest expense of $5,625 and $2,974, respectively. The Company also received an advance of $9,990 in June 2020, which was forgiven in the year ended December 31, 2020 and is included in other income in the statements of operations.

Amass Brands, Inc.

Notes to the Financial Statements
December 31, 2021 and 2020

Promissory notes

In 2021, the Company issued promissory notes with the total principal balance of $1,650,000. The promissory notes accrue interest at 9% per annum and matures between August and October 2026. Interest accrued on the notes are paid quarterly in arrears. The notes incurred $44,605 of interest expense in the year ended December 31, 2021.

The promissory notes contain embedded warrants to purchase 43,423 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The Company recognizes the fair value warrants as a discount on the fair value of the promissory note that is amortized over the life of the note (see Note 10 for further discussion on warrants). In the year ended December 31, 2021, discounts on promissory notes totaled $3,474 and amortization expense on the notes was $237.

The aggregate maturities of the Company's debt subsequent to December 31, 2021 were as follows:

2022	$	1,780
2023		3,143
2024		3,263
2025		3,388
2026		1,653,517
Thereafter		134,909
Total	$	1,800,000

Note 8 – Convertible notes

The Company's convertible notes bear interest at 3% per annum. The convertible notes were subject to automatic conversion upon the next equity financing equal to the quotient divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. As part of the Series Seed Preferred Stock issuance discussed in Note 9, the principal balances and accrued interest of the convertible notes converted to preferred stock in April 2021 in the following manner:

Preferred Class	Principal Balance	Accrued Interest	Total Balance Converted	# of Shares	Conversion Price / Share
Series Seed-1 Preferred	$ 500,000	$ 62,548	$ 562,548	2,412,297	$ 0.23
Series Seed-2 Preferred	1,500,000	113,437	1,613,437	4,323,248	$ 0.37
Series Seed-3 Preferred	1,750,000	92,912	1,842,912	1,579,994	$ 1.17
Series Seed-4 Preferred	7,000,000	132,427	7,132,427	2,346,635	$ 3.04
Series Seed-5 Preferred	250,000	12,144	262,144	504,316	$ 0.52

Interest expense on the convertible notes was $90,435 and $196,310 for the years ended December 31, 2021 and 2020, respectively. Accrued interest payable totaled $0 and $321,302 as of December 31, 2021 and 2020, respectively.

Amass Brands, Inc.

Notes to the Financial Statements
December 31, 2021 and 2020

Note 9 – Stockholders' equity (deficit)

As of December 31, 2020, the Company was authorized to issue a total of 15,000,000 shares of common stock, $0.00001 par value.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021.

In April 2021, the Company's Board of Directors increased the number of authorized shares of common stock to 25,000,000 and created a new class of preferred stock with a par value of $0.00001 per share. The Company's Board of Directors authorized 13,798,484 shares of preferred stock, of which 2,631,994 shares were designated as Series Seed Preferred Stock, 2,412,297 shares were designated as Series Seed-1 Preferred Stock, 4,323,248 shares were designated as Series Seed-2 Preferred Stock, 1,579,994 shares were designated as Series Seed-3 Preferred Stock, 2,346,635 shares were designated as Series Seed-4 Preferred Stock, and 504,316 shares were designated as Series Seed-5 Preferred Stock. The preferred shares are initially convertible to common stock at a ratio of 1:1 at any time and have a senior, non-participating liquidation preference upon a Deemed Liquidation Event equal to the amount contributed plus and declared and unpaid dividends. The preferred shares then share in all remaining proceeds on a pro rata basis with holders of common stock.

The Company authorized and had outstanding the following shares as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020	
	Authorized	**Outstanding**	**Authorized**	**Outstanding**
Common Stock	25,000,000	5,858,843	15,000,000	5,704,343
Series Seed-1 Preferred Stock	2,412,297	2,412,297	-	-
Series Seed-2 Preferred Stock	4,323,248	4,323,248	-	-
Series Seed-3 Preferred Stock	1,579,994	1,579,994	-	-
Series Seed-4 Preferred Stock	2,346,635	2,346,635	-	-
Series Seed-5 Preferred Stock	504,316	504,316	-	-
Series Seed Preferred Stock	2,631,994	1,122,456	-	-

In the years ended December 31, 2021 and 2020, options were exercised for 11,500 and 70,000 shares of common stock for total proceeds of $1,710 and $12,600, respectively. In the year ended December 31, 2021, warrants were exercised for 143,000 shares of common stock for proceeds of $12,870.

Note 10 – Stock-based compensation

Incentive stock options and non-qualified stock options
In September 2016, the Company has adopted the 2016 Stock Plan ("2016 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. As of December 31, 2021, the 2016 Stock Plan, as amended, authorized 2,587,192 shares. The option exercise prices are generally not be less than the underlying stock's fair market value at the date of the grant and typically have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. Stock options granted under the 2016 Plan typically vest over a four-year period with a one-year cliff, but also include grants that vest over shorter periods of time. As of December 31, 2021 and 2020, the 2016 Plan had 1,025,192 and 460,000 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	580,000	$ 0.18	$ -
Granted	-	-	
Exercised	(70,000)	0.18	
Forfeited	(40,000)	0.18	
Outstanding as of December 31, 2020	470,000	$ 0.18	$ -
Granted	1,184,500	0.22	
Exercised	(11,500)	0.15	
Forfeited	(81,000)	0.11	
Outstanding as of December 31, 2021	1,562,000	$ 0.21	$ 339,170
Exerciseable as of December 31, 2021	573,636	$ 0.17	$ 157,652

	December 31,	
	2021	2020
Weighted average grant-date fair value of options during the year	$ 0.14	N/A
Weighted average duration (years) to expiration of outstanding options at year-end	8.62	8.83

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended	
	2021	2020
Risk free interest rate	0.7%-1.4%	N/A
Expected dividend yield	0.0%	N/A
Expected volatility	75.0%	N/A
Expected life (years)	6.08	N/A

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 was $169,410 and $0, respectively. Stock-based compensation expense, for stock options of $57,391 and $12,407 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $156,070 and $43,482 as of December 31, 2021 and 2020, respectively. The remaining expense is expected to be recognized over a weighted average period of approximately 31 months.

Stock warrants

In the year ended December 31, 2021, the Company entered into arrangements with its vendors and investors in which it provided Common Stock warrants (the "warrants") in lieu of cash for goods and services provided or embedded in the Company promissory notes (see Note 7 for further discussion). The warrants generally have a term of five to ten years are typically either fully vested at issuance or vest over four years with a one-year cliff.

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	-	$ -	$ -
Granted	861,526	0.39	
Exercised	(143,000)	0.09	
Forfeited	-	-	
Outstanding as of December 31, 2021	718,526	$ 0.48	$ -
Exerciseable as of December 31, 2021	718,526	$ 0.48	$ -

	December 31,	
	2021	2020
Weighted average grant-date fair value of warrants during the year	$ 0.15	N/A
Weighted average duration (years) to expiration of outstanding warrants at year-end	9.11	N/A

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended	
	2021	2020
Risk free interest rate	0.7%-1.6%	N/A
Expected dividend yield	0.0%	N/A
Expected volatility	75.0%	N/A
Expected life (years)	5.0-10.0	N/A

The total grant-date fair value of the warrants granted during the years ended December 31, 2021 and 2020 was $139,173 and $0, respectively. Stock-based compensation expense for warrants of $135,700 and $0 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. There were no unrecognized compensation costs related to non-vested warrants as of December 31, 2021 and 2020.

Note 11 – Income taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $4,472,880 and $1,670,943, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2021	**2020**
Deferred tax assets:		
Net operating loss carryforwards	$ 3,715,861	$ 1,578,385
Cash accrual differences	757,019	92,558
Total deferred tax assets	4,472,880	1,670,943
Valuation allowance	(4,472,880)	(1,670,943)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2020 and no history of generating taxable income. Therefore, valuation allowances of $4,472,880 and $1,670,943 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $2,801,937 and $888,646 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $13,270,932 and $5,646,770, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2021 tax years remain open to examination.

Note 12 – Related party transactions

The Company's co-founder has received various advances from the Company. As of December 31, 2021 and 2020, amounts due from the co-founder was $254,626 and $175,642, respectively, which is shown as assets on the balance sheets. These advances are non-interest bearing and payable on demand.

In the year ended December 31, 2020, the Company advanced $35,000 to De Soi, which was non-interest bearing, unsecured, and due on demand. In the year ended December 31, 2021, the De Soi issued a SAFE Note to Amass with a principal balance of $130,000 for consideration paid on behalf of De Soi. The SAFE Note automatically converts to Standard Preferred Stock at the Valuation Cap of $13,000,000 at De Soi's next equity financing.

In June 2021, the Company entered into a loan agreement with Labs for a maximum principal amount of $50,000. The loan does not incur interest on the loan until July 2022, at which time interest is charged at a rate of 3% per annum, and matures on July 2023. As of December 31, 2021, the principal balance outstanding was $35,000.

At December 31, 2021, $45,315 was due from De Soi for expenses paid by the Company on behalf of De Soi and $30,508 was due from Labs for expenses paid by the Company on behalf of Labs. A portion of the amount due from De Soi is related to services rendered by the Company and shared office space, both of which began in December 2021.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. All principal and interest outstanding under the promissory note was forgiven in the year ended December 31, 2021.

In August 2021, the Company received a promissory note from a founder with the principal balance of $100,000. The loan has an interest rate of 9% and matures in August 2026. As of December 31, 2021, the outstanding balance of the promissory note was $100,000 and the note incurred interest of $3,674, all of which was paid in the year. Included in the note is a warrant that vests immediately into 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The discount and associated amortization on the note was not material to the financial statements as of December 31, 2021.

Note 13 – Commitments and contingencies

Lease commitments

As of December 31, 2020, the Company had a lease agreement for a warehouse space in Los Angeles, California that expired on July 31, 2021. The Company's warehouse space was rented under short-term operating lease contracts. The base monthly rent was $16,000 and the Company determined that cash payments approximated straight-line expense under ASC 840. In August 2021, the Company closed down the warehouse. The Company incurred $213,935 of costs associated with the closure, which are included in costs of net revenues on the statements of operations.

Effective January 2021, the Company entered into an operating lease agreement (the "HQ lease") for its headquarters in Los Angeles, California. The lease expires in December 2022, with an option to extend the term 12 months. In the year ended December 31, 2021, the Company paid $143,000 in rent for the HQ lease.

As of December 31, 2021, the Company's aggregate future minimum lease commitment was as follows:

2022	$	240,000
Total	$	240,000

Pursuant to ASC Topic 840, Leases, the Company recognizes rental expenses on a straight-line basis over the lease term. At December 31, 2021 and 2020, deferred rent of $48,500 and $0, respectively, was accrued for and stated on the balance sheets.

For the years ended December 31, 2021 and 2020, the Company incurred rent expense of $184,100 and $113,302, respectively, and warehouse rent expense of $155,677 and $68,573, respectively, on its operating lease contracts. Rent expense and warehouse rent expense are components of general and administrative in the statements of operations.

Contingencies
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Note 14 – Subsequent events

The Company sold its De Soi SAFE Notes for $130,000 in January 2022. In April 2022, the Company acquired De Soi SAFE Notes for $40,000.

In March 2022, the Company issued a promissory note with the total principal balance of $100,000. The promissory note accrues interest at 9% per annum and matures in March 2027. Interest accrued on the notes are paid quarterly in arrears. The promissory note contains an embedded warrant to purchase 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

In April 2022, the Company's Board of Directors increased the number of authorized shares of common stock to 30,000,000, increased the number of authorized shares of preferred stock to 16,588,231, and created a new class of preferred shares with a par value of $0.00001 per share ("Series A Preferred Stock"). The Company's Board of Directors increased the number of authorized shares of preferred stock to 16,588,231 and designated 2,789,747 of the preferred shares as Series A Preferred Stock. The Series A Preferred Stock are initially convertible to common stock at a ratio of 1:1 at any time and are non-participating. Before any proceeds from a Deemed Liquidation Event are made to Series Seed Preferred Stock and Common Stock, Series A Preferred Stock are entitled to the greater of (i) if prior to the sale and issuance by the Corporation of shares of a new series of Preferred Stock with aggregate gross proceeds to the Corporation of at least $3,000,000 and a price per share of at least one and a half times the Original Issue Price of the Series A Preferred Stock (a "Qualified Financing"), one and a half (1.5) times the applicable Original Issue Price plus any dividends declared but unpaid thereon, (ii) if after a Qualified Financing, one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (iii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock. Series Seed Preferred Stock are entitled to the remaining liquidating distributions upon a Deemed Liquidation Event at the greater of (i) the amount contributed plus and declared and unpaid dividends or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock. Holders of Common Stock are entitled to all remaining proceeds.

In April 2022, the Company issued 829,712 shares of Series A Preferred Stock at the purchase price of $4.15806 per share. Of the Series A Preferred Shares issued, 240,495 shares were issued for $999,993 and 589,217 shares of were issued to purchase assets from Gem&Bolt, LLC ("Gem&Bolt"), a botanical mezcal company valued at $2,450,000. The Company believes the assets acquired from Gem&Bolt primarily consist of intangible assets, inventory, and all equity interests in ART + PLANTS HEAL S. de R.L. de C.V, a Mexican wholly owned subsidiary. The Company believes the transaction meets the definition of a business combination under ASC 805, *Business Combinations*, and is evaluating the impact of the transaction on future financial reporting.

Subsequent to December 31, 2021 and prior to the issuance date, the Company issued 15,500 options to purchase common stock at an exercise price of $0.43 per share.

Management has evaluated subsequent events through April 30, 2022. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.